Taubman Centers, Inc.	T. 248.258.6800
200 E. Long Lake Road	www.taubman.com
Suite 300
Bloomfield Hills, Michigan
48304-2324

Via EDGAR & Facsimile

May 22, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: William H. Demarest IV

Re:	Taubman Centers, Inc.
Form 10-K for the year ended December 31, 2008
Filed February 24, 2009
Proxy Statement Filed April 14, 2009
File No. 1-11530

Dear Mr. Demarest:

We refer to your letter dated May 12, 2009, in which you provided comments on behalf of the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Taubman Centers, Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 24, 2009 (the “2008 Form 10-K” ) and the Company’s 2009 proxy statement filed April 14, 2009 (the “2009 proxy statement”).  This letter responds to the staff’s comments as indicated below.  For convenience of reference, each staff comment contained in your May 12, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

10-K Filed on February 24, 2009

Summaries of 2008 Capital Activities and Transactions, page 41

1.	We note that you have secured lines of credit of $550 million and $40 million. Please tell us why you did not file these agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K.

The primary agreement relating to the $550 million line of credit was filed with the Company’s Current Report on Form 8-K dated November 1, 2007 and is listed as “Exhibit 4 (i) -Second Amended and Restated Secured Revolving Credit Agreement, dated as of November 1, 2007, by and among Dolphin Mall Associates Limited Partnership, Fairlane Town Center LLC and Twelve Oaks Mall, LLC, as Borrowers, Eurohypo AG, New York Branch, as Administrative Agent and Lead Arranger, and the various lenders and agents on the signature pages thereto (incorporated herein by reference to Exhibit 4.1 filed with the Registrant’s Current Report on Form 8-K dated November 1, 2007)” in the 2008 Form 10-K. In addition, related agreements were listed as exhibits 4 (j), 4 (k), 4 (l) and 4 (m) in the 2008 Form 10-K.

May 22, 2009

The agreement relating to the $40 million line of credit has not been filed as the total amount of the facility is less than 10% of the Company’s total consolidated assets ($3.1 billion as of December 31, 2008), as permitted by Item 601 (b)(4)(iii)(A) of Regulation S-K.  In future periodic filings, the Company will include the following statement in its Exhibit list: “The Company has not filed certain instruments with respect to long-term debt that did not exceed 10% of the Company’s total assets on a consolidated basis. The Company will furnish a copy of such agreements to the SEC upon its request.”

Note 17 – Fair Value Disclosures, page F-32

2.
Please clarify to us how you determined that the fair value of your interest rate hedging instruments represents a Level 2 measurement, given that you incorporate credit valuation adjustments to reflect nonperformance risk.

In determining the appropriate classification for the interest rate hedging instruments in the fair value hierarchy, the Company considered the “lowest level input that is significant to the fair value measurement of the specific asset or liability in its entirety” (Statement No. 157, paragraph 22).  In applying this guidance, the Company first aggregated the inputs to the fair value measurement by level and then assessed their significance, as described below.

The primary inputs in determining the Company’s interest rate hedging instruments’ valuation were market-observable data such as interest rate curves and volatilities, which fall into Level 2 of the hierarchy.  However, the valuation also employed credit spreads in the calculation of the credit valuation adjustments (CVAs) that are unobservable to the market.  As a result, the credit spreads were considered to be Level 3 inputs.

In assessing the significance of the Level 3 inputs to the value of the derivatives, the Company considered (1) the CVAs as a percentage of the derivatives’ termination value and (2) historical and expected sensitivity of the derivatives’ value to changes in the CVAs versus changes in other factors (e.g., interest rates and the passage of time).  The Company concluded that the Level 3 inputs were not significant to either the balance sheet valuation of the derivatives or changes in their fair value.

Based on the lack of significance of the Level 3 inputs, the Company determined that the valuation of the interest rate hedging instruments represent Level 2 measurements.

May 22, 2009

Proxy Statement Filed on April 14, 2009

Compensation Discussion and Analysis, page 20

3.
Please refer to Release 33-8732A, Section II.B.1 (August 29, 2006).  As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.  In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.  For example, we note that Mr. Weinert received substantially less compensation than the other named executive officers.  Please see Item 402(b)(2)(vii) of Regulation S-K.

The Company respectfully submits that the discussions included under “—Determining Compensation of Named Executive Officers” (pages 22-23 of the 2009 proxy statement) and “—Advisors Utilized in Compensation Determinations” (pages 25-26 of the 2009 proxy statement) contain the required disclosure.  As discussed in those sections, the differences in compensation between Mr. Weinert and the top three named executive officers are a product of the Company’s benchmarking of compensation based on a person’s duties, as well as other subjective factors (which are set forth in the 2009 proxy statement) which are taken into consideration by the Manager in making its recommendations to the Compensation Committee.  In future filings, the Company will continue to identify material differences in compensation decisions with respect to individual named executive officers.

Benchmarking, page 26

4.
We note that you have identified some of the companies utilized in making your comparisons and that the identities of the companies used in the surveys are not available.  However, you state that you also looked at 19 REITs, consisting of the 6 identified regional mall REITs and 13 shopping center and office REITs.  In future filings please disclose the names of the additional 13 companies you utilized in your comparisons.  Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group.  See item 402(b)(2)(xiv) of Regulation S-K.  This disclosure should also include a discussion of where actual payments fall within targeted parameters with respect to base salary and performance incentives.  To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.

Comparator Group Companies

Generally every other year, the Compensation Committee obtains market data from its compensation consultant (currently, Towers Perrin) consisting of a compensation survey of six regional mall REITs and the four additional compensation surveys.  The Company utilizes such information to benchmark compensation of its named executive officers.  Generally every year, the Compensation Committee also obtains proxy statement data, which it utilizes to obtain a general understanding of current compensation practices but not for benchmarking purposes.  In future filings, the Company will clarify that the proxy statement data is not used for benchmarking purposes.

May 22, 2009

Actual Payments Compared to Targeted Parameters

In future filings, to the extent the Committee benchmarks compensation for the applicable year, the Company will expand its disclosure to include a discussion of where actual payments fall within targeted parameters with respect to base salary and performance incentives.  Further, the Company will provide additional information as to why, if applicable, actual compensation is outside a targeted percentile range.  By way of example, the information below addresses the staff’s comment with respect to the 2008 compensation of named executive officers:

In determining compensation changes for named executive officers from year to year, the Compensation Committee generally focuses on target total direct compensation (“target TDC”), which consists of base salary, a target annual cash bonus and target long-term incentive awards. The Committee uses the aforementioned survey data, when obtained, as an important guideline in establishing target TDC.  Beginning in 2006, the Committee determined to significantly enhance the Company’s pay-for-performance philosophy by placing greater emphasis on compensation subject to performance measures compared to base salary, and since such time has targeted the midpoint of the regional mall REIT comparator group with respect to base salary and has targeted the 75th percentile of the five comparator groups for performance incentives.  Based on the recommendation of the Manager and Towers Perrin, the Committee considers compensation to be appropriately benchmarked if it is within 10% of the desired benchmark positioning (such range referred to herein as the “targeted parameters”).

In 2008, the survey data (which generally reflected 2006 compensation information) indicated that the base salary and the target annual cash bonus of senior management were at or above the targeted parameters, on average, while the long-term incentive opportunities of senior management were below the targeted parameters, on average.  In furtherance of the foregoing data and the Committee’s commitment to having significant performance incentives for senior management, the Committee determined for 2008 to maintain base salaries and the target annual cash bonus at 2007 levels, while increasing the dollar value of the target long-term incentive awards by 10% to 20% among the named executive officers. Overall target TDC increased by 6% to 9% in 2008 for the named executive officers.

Actual base salaries of named executive officers in 2008 were 104% to 130% of the base salary benchmark, with Messrs. Robert Taubman and Weinert having base salaries outside of the targeted parameters.  In accordance with the Company’s compensation objectives and philosophy, the Committee determined that it will not reduce a named executive officer’s base salary solely due to benchmarking if such base salary is above the targeted parameter.  Mr. Robert Taubman’s base salary was 119% of the benchmark; the Committee noted that his base salary was lowered by $100,000 in 2006 in connection with the revised compensation program and the Committee determined that such decrease was sufficient in light of Mr. Taubman’s target TDC in 2008 being equal to 73% of the targeted parameter.  Mr. Weinert’s base salary was 130% of the benchmark, reflecting the Committee’s increase in his base salary in 2007 due to a combination of competitive pressures and merit.

May 22, 2009

    Actual payments for performance-based compensation among the named executive officers were significantly below the targeted parameters. See “—2008 Compensation Summary for Named Executive Officers” on pages 23-25 and “—Annual Bonus Plan” on pages 28-29.

2008 Compensation Summary for Named Executive Officers, page 23

Earned Compensation, page 24

5.
We note your disclosure on page 25 that the target bonus pool for 2008 was $2.4 million.  Please explain how the initial target annual cash bonus pool is determined.  Please refer to Item 402(b)(1)(v) of Regulation S-K.

The Company respectfully submits that the discussions included under “—Compensation Program and Philosophy” (page 21 of the 2009 proxy statement) and “—Annual Bonus Plan” (pages 28-29 of the 2009 proxy statement) contain the required disclosure.  In future filings, we will add the following sentence to further clarify: “The target annual cash bonus pool for senior management consists of the aggregate of the target bonuses for each member of senior management.”

Annual Bonus Plan, page 28

6.
We note that you award bonuses based on two key performance metrics in 2008 and will award bonuses based on one performance metric in 2009.  Please revise to provide the amounts for each corporate performance metric that must be achieved for an officer to be eligible for the minimum, target and maximum bonus amounts and the amounts to be awarded at each level.  Provide this disclosure in future filings and tell us how you intend to comply or alternatively tell us why you believe that disclosure of these targets is not required.  Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) of Regulation S-K.

In future filings, with respect to the annual bonus program for the most recently completed fiscal year, the Company will provide disclosure regarding the corporate performance metrics that were to be achieved for the named executive officers to be eligible for the minimum, target and maximum bonus amounts and the amounts to be awarded at each level to the extent calculable.  With respect to the annual bonus plan for the 2009 fiscal year, the Company does not believe such performance metrics represent material information that is necessary to an understanding of, or could affect a fair understanding of, its compensation policies and decisions regarding named executive officers for 2008.  See Instructions 1 and 2 to Item 402(b) of Regulation S-K.

With respect to the 2008 annual bonus plan, the applicable information is as follows:

The annual bonus plan in effect for 2008 was predicated on the Company’s satisfaction of two annual performance measures: FFO per diluted share and Comp Center NOI growth.  The earned bonus pool ranges from 0% to 200% of the target bonus pool, with proration.  The Company historically set performance targets such that the expected outcome resulted in an earned cash bonus pool of 125% of the target cash bonus pool.

May 22, 2009

	Threshold (0% bonus pool)	100% bonus pool	Target (125% bonus pool)	Maximum (200% bonus pool)
FFO per diluted share	$2.95	$3.01	$3.06	$3.21
Comp Center NOI growth	0%	≥ 2.5%	≥ 3.0%	≥ 4.0%

The following is a summary of additional responsive information that was included in the 2009 proxy statement:

The following table sets forth the target annual cash bonus approved for the named executive officers for 2007 and 2008 and the earned annual bonus for 2008.  Cash bonuses earned by each member of senior management are determined by the Committee upon its subjective allocation of the aggregate, earned cash bonus pool of senior management. At the threshold amount, the named executive officers would receive no annual bonus.  Since there is no maximum established for individual members of senior management, the Company has determined not to disclose a maximum amount in the table below.

Target Annual Bonus (100%)
Name	2007 and 2008 ($)	% of 2007 and 2008 Base Salary	Earned Annual Bonus 2008 ($)
Robert S. Taubman	508,219	75	127,055
Lisa A. Payne	355,753	65	195,664
William S. Taubman	338,813	65	84,703
David T. Weinert	237,169	65	130,443

7.
In future filings, for each executive officer, please disclose the individual performance goals that applicable to each named executive officer when determining their bonus payments and how they compared to actual results.  Refer to Item 402(b)(2)(vii) of Regulation S-K.

As noted above, the Committee’s allocation of the earned cash bonus pool of senior management is based solely on a subjective analysis from the perspective of the Committee, as the Committee does not utilize specific performance targets or objective measures for evaluating individual performance.  Mr. Robert Taubman, on behalf of the Manager, provides the Committee with a general, subjective assessment (as discussed in the 2009 proxy statement) of such persons’ contributions to the Company in their respective job functions and the Committee considers comments by Mr. Robert Taubman, among other things, in determining the amount of annual bonus for each of the named executive officers.  In future filings, the Company will clarify the subjective nature of the individual performance reviews.

Further, in future filings, if the Committee utilizes objective performance metrics to make compensation determinations for the Company’s bonus plan as applicable to named executive officers, the Company will disclose the individual performance goals applicable to each named executive officer and how performance targets compare to actual results.

Named Executive Officer Compensation Tables, page 37

Summary Compensation Table, page 37

May 22, 2009

8.
We note that Mr. Parker joined your company in April 2005.  We note that you have only provided compensation disclosure for 2008 for Mr. Parker.  Please revise to include disclosure for 2006 and 2007 in accordance with Item 402(c) of Regulation S-K.  Provide this disclosure in future filings and tell us how you intend to comply or alternatively tell us why you do not believe this disclosure is required.

Mr. Parker became an executive officer of the Company in May 2008.  In accordance with Question 119.01 of the staff’s Compliance and Disclosure Interpretations for Regulation S-K, the Company only is required to provide 2008 compensation disclosure for Mr. Parker in the Summary Compensation Table.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (248) 258-7610.

Very truly yours,

/s/ Lisa A. Payne
Lisa A. Payne
Vice Chairman and Chief Financial Officer

 c:    Ms. Kristi Marrone
    Ms. Stacie Gorman
    Mr. Donald J. Kunz, Esq.
    Mr. Michael S. Ben, Esq.